                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from _________ to __________


                        COMMISSION FILE NUMBER 333-60203



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ABERCROMBIE & FITCH CO.
                           SAVINGS AND RETIREMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ABERCROMBIE & FITCH CO.
                                 6301 FITCH PATH
                             NEW ALBANY, OHIO 43054




                          Index to Exhibits on page 17

                              REQUIRED INFORMATION


THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN ARE BEING FILED HEREWITH:


Description                                                        Page No.
-----------                                                        --------

Index to Financial Statements                                      Page 3


Audited Financial Statements:
----------------------------

Report of Independent Public Accountants                           Page 4

Statements of Net Assets Available for
  Benefits at December 31, 2003 and 2002                           Page 5

Statements of Changes in Net Assets Available
  for Benefits for the Years Ended
  December 31, 2003 and 2002                                       Page 6

Notes to Financial Statements                                      Pages 7
                                                                  through 13

Supplemental Schedules:
----------------------

Schedule of Assets Held at
  End of Year as of December 31, 2003                              Page 14

Schedule of Untimely Remittance of Participant Contributions       Page 15


THE FOLLOWING EXHIBIT IS BEING FILED HEREWITH:

Exhibit No.                                                        Page No.
-----------                                                        --------

    1          Consent of Independent Public Accountants           Page 18

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2003 AND 2002 AND
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2003
-------------------------------------------------------------------------------






                        INDEX TO THE FINANCIAL STATEMENTS



Report of Independent Public Accountants                                  4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                           5

Statements of Changes in Net Assets Available for Benefits                6

Notes to Financial Statements                                             7

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held at End of Year                                   14

Schedule of Untimely Remittance of Participant Contributions             15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Abercrombie & Fitch Co. and the
Plan Administrator of the Abercrombie
& Fitch Co. Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and of untimely remittance of participant contributions as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ ARY, ROEPCKE & MULCHAEY, P.C.


Columbus, Ohio
June 17, 2004

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                              2003                 2002
                                                           -----------          -----------
ASSETS:

     Investments                                           $23,624,741          $14,976,726

     Cash                                                       29,910                7,106

     Receivable for contributions:
          Employer                                           3,727,867            2,669,633
          Participants                                          61,357               51,499
                                                           -----------          -----------

               Total receivable for contributions            3,789,224            2,721,132
                                                           -----------          -----------

     Due from broker                                              --                    120

     Accrued earnings                                               26                6,463
                                                           -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                          $27,443,901          $17,711,547
                                                           ===========          ===========



   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                        2003                  2002
                                                    ------------          ------------
ADDITIONS:

    Investment income:
        Net appreciation (depreciation) in
           fair value of investments                $  2,836,512          $ (2,948,422)
        Mutual funds' earnings                           378,051               141,289
        Common collective trust's earnings                47,188               202,528
        Interest                                          13,248                12,928
                                                    ------------          ------------

           Total investment income (loss)              3,274,999            (2,591,677)
                                                    ------------          ------------

    Contributions:
        Employer                                       5,068,309             3,609,044
        Participants                                   2,674,044             2,260,681
        Rollovers                                        160,317               322,423
                                                    ------------          ------------

           Total contributions                         7,902,670             6,192,148
                                                    ------------          ------------

           Total additions                            11,177,669             3,600,471
                                                    ------------          ------------

DEDUCTIONS:

    Distributions to participants                      1,440,303             1,835,989
    Defaulted participant loans                             --                 (19,712)
    Administrative expenses                                5,012                 1,260
                                                    ------------          ------------

           Total deductions                            1,445,315             1,817,537
                                                    ------------          ------------


Net increase                                           9,732,354             1,782,934

Net assets available for benefits:
    Beginning of year                                 17,711,547            15,928,613
                                                    ------------          ------------

    End of year                                     $ 27,443,901          $ 17,711,547
                                                    ============          ============





   The accompanying notes are an integral part of these financial statements.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

(1)      DESCRIPTION OF THE PLAN

         GENERAL

         The Abercrombie & Fitch Co. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the "Employer"). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

         Effective April 14, 2003, the Plan was restated by the adoption of The CORPORATEplan for Retirement Profit Sharing/401(k) Plan, Fidelity Basic Plan Document No. 02 (a prototype plan sponsored by Fidelity Management and Research Corporation). Through this adoption, Fidelity Management Trust Company became trustee of the Plan.

         Effective January 1, 2003, the Plan was amended to among other things,
         1) change the Employer's retirement and matching contributions as noted below under Employer's Contributions, and 2) change participant's voluntary contributions as noted below under Participant's Voluntary Contributions.

         Effective January 1, 2002, the Plan was amended to among other things, include retroactive changes required by applicable federal law for the Plan to remain tax-qualified under the Internal Revenue Code.

         The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         CONTRIBUTIONS

         EMPLOYER'S CONTRIBUTION:

         Beginning with the 2003 Plan year, the Employer may provide a discretionary nonelective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were active on the last day of the Plan year, in an amount equal to 5% of annual compensation up to the Social Security wage base and 8% of annual compensation thereafter.

         For the 2002 Plan year, the Employer provided a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who completed 500 hours of service during the Plan year and were participants on the last day of the Plan year were eligible.

         The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2003 and 2002 was $200,000.

         Beginning with the 2003 Plan year, the Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant's voluntary contributions. Prior to January 1, 2003, the Employer provided a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

         PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% (1% to 15%, prior to January 1, 2003) of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($12,000 for 2003). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT OPTIONS

         The participants direct the investment of both their own and the Employer's contributions into various investment options offered by the Plan. The Plan currently offers seventeen mutual funds and a unitized stock fund of the Employer's common stock as investment options.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of 1) the Employer's contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Effective April 14, 2003, vesting service changed to the elapsed time method from an hours method under which a participant was credited with a year of vesting service in the Employer's contributions for each Plan year that the participant was credited with at least 500 hours of service.

         Participant's are fully and immediately vested for voluntary contributions, rollover contributions and beginning with the 2003 Plan year, the Employer's matching contributions made subsequent to January 1, 2003. A summary of vesting percentages in the Employer's matching contributions made prior to January 1, 2003 and the Employer's discretionary nonelective contributions are as follows:

         Years of Vested Service                                 Percentage
         -----------------------                                 ----------
         Less than 1 year                                        0%
         1 year, but less than 2 years                           20
         2 years, but less than 3 years                          40
         3 years, but less than 4 years                          60
         4 years, but less than 5 years                          80
         5 years or more                                         100

         PAYMENT OF BENEFITS

         The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, a participant's account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

         A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         PARTICIPANT LOANS

         Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account. All loans become due and payable in full upon a participant's termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

         AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

         The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $35,000 and $8,134 as of December 31, 2003 and 2002, respectively.

         FORFEITURES

         Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $299,703 and $261,972 were used to reduce contributions for the years ended December 31, 2003 and 2002, respectively.

         EXPENSES

         Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Administrative expenses of the Plan for 2003 and 2002 were paid by the Employer except for the loan administration fee, which is allocated to the borrowing participant's account.

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         ESTIMATES

         The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


         RISKS

         The Plan provides for the various investment options as described in
         Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

(3)      INVESTMENTS

         During April of 2003, Merrill Lynch Trust Company, former trustee, as instructed by the Employer, liquidated all of the investments of the Plan (except for the Employer's common stock) and transferred the assets to Fidelity Management Trust Company who in turn reinvested the assets in like kind investments. The following table presents balances as of December 31, 2003 and 2002 for the Plan's investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                         2003                 2002
                                                                     -----------          -----------
         Investments at fair value as determined by:
             QUOTED MARKET PRICE:
                Common stock:
                    Abercrombie & Fitch Co., Class A                 $   701,690          $   694,230
                                                                     -----------          -----------

                Mutual funds:
                    Fidelity Retirement Money
                       Market Fund                                     5,552,520                 --
                    Fidelity Spartan U.S. Equity Index Fund            3,456,380
                    Fidelity Blue Chip Growth Fund                     3,285,329                 --
                    Fidelity Freedom 2020 Fund                         1,865,135                 --
                    Fidelity Freedom 2040 Fund                         1,452,823                 --
                    Fidelity Mid-Cap Stock Fund                        1,374,833                 --
                    Merrill Lynch Fundamental Growth
                       Fund, Class D                                        --              2,848,188
                    Merrill Lynch S&P 500 Index Fund,
                       Class A                                              --              3,156,281
                    Van Kampen Emerging Growth
                       Fund, Class A                                        --              1,100,120
                    Other                                              5,533,912            2,884,673
                                                                     -----------          -----------
                       Total mutual funds                             22,520,932            9,989,262
                                                                     -----------          -----------

                       Total quoted market price                      23,222,622           10,683,492
                                                                     -----------          -----------

                ESTIMATED FAIR VALUE:
                    Common collective trust:
                       Merrill Lynch Retirement
                          Preservation Trust                                --              4,123,047
                    Participant loans                                    402,119              170,187
                                                                     -----------          -----------

                       Total estimated fair value                        402,119            4,293,234
                                                                     -----------          -----------


                       Total investments at fair value               $23,624,741          $14,976,726
                                                                     ===========          ===========

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------




         Net appreciation (depreciation) in the fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2003 and 2002 is set forth below:

                                                                   2003                   2002
                                                                -----------           ------------
           Investments at fair value as determined by:
               QUOTED MARKET PRICE:
                   Common stock                                 $   178,651           $  (196,924)
                   Mutual funds                                   2,657,861            (2,751,498)
                                                                -----------           -----------

                                                                $ 2,836,512           $(2,948,422)
                                                                ===========           ===========

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Employer by a letter dated August 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)      PLAN ADMINISTRATION

         A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)      PLAN TERMINATION

         Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      PARTIES-IN-INTEREST

         Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.

         Merrill Lynch Trust Company, the former trustee of the Plan and its subsidiaries and affiliates, maintained and managed certain of the prior investments of the Plan for which the Plan was charged.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------

(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                          2003                   2002
                                                      ------------           ------------
           Net assets available for benefits
               per the financials statements          $ 27,443,901           $ 17,711,547
           Amounts allocated to withdrawing
               participants                                (35,000)                (8,134)
                                                      ------------           ------------

           Net assets available for benefits
               per Form 5500                          $ 27,408,901           $ 17,703,413
                                                      ============           ============


         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

           Benefits paid to participants per the
                    finanical statements                           $ 1,440,303
           Deemed disbributions of participant loans                   (21,895)
           Amounts allocated to withdrawing participants:
                    At December 31, 2003                                35,000
                    At December 31, 2002                                (8,134)
                                                                   -----------

           Benefits paid to participants per Form 5500             $ 1,445,274
                                                                   ===========


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
EIN #31-1469076      PLAN #001
SCHEDULE H - LINE 4I
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2003
------------------------------------------------------------------------------

(a)                       (b)                                  (c)                    (d)          (e)

                                                         Description of
                                                      investment including
                 Identity of issuer,                   maturity date, rate             (1)
                 borrower, lessor, or                of interest, collateral,                    Current
                    similar party                     par or maturity value           Cost        Value
                    -------------                     ---------------------           ----        -----
 *       Abercrombie & Fitch Co., Class A      Common stock - 28,397 shares                     $  701,690

 *       Fidelity Retirement Money Market      Mutual fund - 5,552,520 shares                    5,552,520
         Fund

 *       Fidelity Spartan U.S. Equity Index    Mutual fund - 87,703 shares                       3,456,380
         Fund

 *       Fidelity Blue Chip Growth Fund        Mutual fund - 82,900 shares                       3,285,329

 *       Fidelity Freedom 2020 Fund            Mutual fund - 143,252 shares                      1,865,135

 *       Fidelity Freedom 2040 Fund            Mutual fund - 192,172 shares                      1,452,823

 *       Fidelity Mid-Cap Stock Fund           Mutual fund - 63,738 shares                       1,374,833

         PIMCO Total Return Fund               Mutual fund - 122,523 shares                      1,312,227

 *       Fidelity Balanced Fund                Mutual fund - 60,079 shares                       1,006,317

 *       Fidelity Diversified International    Mutual fund - 39,933 shares                         963,186
         Fund

 *       Fidelity Freedom Income               Mutual fund - 53,807 shares                         596,724

 *       Fidelity Small Cap Independence Fund  Mutual fund - 32,958 shares                         591,271

 *       Fidelity Freedom 2010 Fund            Mutual fund - 33,062 shares                         430,462

 *       Fidelity Contrafund                   Mutual fund - 3,936 shares                          194,262

 *       Fidelity Equity Income Fund           Mutual fund - 3,085 shares                          153,484

 *       Fidelity Value Fund                   Mutual fund - 2,462 shares                          152,791

 *       Fidelity Freedom 2030 Fund            Mutual fund - 9,964 shares                          129,029

 *       Fidelity Freedom 2000 Fund            Mutual fund - 353 shares                              4,159

         Participant Loans                     Interest 5.25% - 10.50%                  -          402,119


 *   Represents a party-in-interest

(1) Cost information omitted - investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.


          The accompanying notes are an integral part of this schedule.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
EIN #31-1469076      PLAN #001
SCHEDULE H - LINE 4A
SCHEDULE OF UNTIMELY REMITTANCE OF PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2003
------------------------------------------------------------------------------


     Loan to Employer in the form of late deposits of participants' 401(k) deferrals. Participant deferrals of $549,747 were not timely deposited in the trust during 2003. The Plan sponsor calculated the lost earnings related to the delay in transmitting the funds. The calculation was based on the greater of the average return received by the Plan during the period for the investment with the highest return or the applicable Federal rate, plus 3%. The total of the lost earnings (with rates ranging from 1.08% to 21.29%) was $49,652 and should be remitted to the Plan by the Plan sponsor in July of 2004. The Plan sponsor also intends to file IRS Form 5330 and pay the excise tax based on the lost earnings calculation.








          The accompanying notes are an integral part of this schedule.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN


     Date:  June 25, 2004                      By: /s/ SUSAN J. RILEY
                                                   ---------------------
                                                   Susan J. Riley
                                                   Senior Vice President
                                                   Chief Financial Officer
                                                   Abercrombie & Fitch Co.

                             ABERCROMBIE & FITCH CO.
                           SAVINGS AND RETIREMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003



                                INDEX TO EXHIBITS

Exhibit No.        Description                                         Page No.
-----------        -----------                                         --------

    1              Consent of Independent Public Accountants              18